Via Facsimile and U.S. Mail
Mail Stop 4720

January 26, 2010

Mr. Min Zhao
Chief Executive Officer
Green Planet Bioengineering Co. Limited
18851 NE 29th Avenue, Suite 700
Aventura, Florida 33180

> **Re: Green Planet Bioengineering Co. Limited**
> **Item 4.01 Form 8-K**
> **Filed January 25, 2010**
> **File No. 000-52622**

Dear Mr. Zhao:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 8-K

1. Please amend your filing to include the disclosures required by Item 304(a)(1)(iii) of Regulation S-K, as applicable.

2. Amend your filing to state whether during the two most recent fiscal years ended December 31, 2008 and the subsequent interim period through the date of the dismissal there were any disagreements with your former accountant as described

in Item 304(a)(1)(iv) of Regulation S-K. You should specify the "interim period" as the interim period through January 22, 2010, which you designate as the date of dismissal.

3. The file number on the cover page of your document does not agree with the file number, 000-5262, used in the EDGAR system. Please correct the commission file number on the cover page of your document.

4. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, PKF Hong Kong, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

*   *   *   *

As appropriate, please amend your filing in response to these comments and provide us the information requested within 5 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 5-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3656.

Sincerely,

Ibolya Ignat
Staff Accountant